UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

LECG Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

523234102

(CUSIP Number)

Great Hill Partners

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 523234102

1.	Names of Reporting Persons. Great Hill Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 71,504

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 71,504

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,504

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.16%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 523234102

1.	Names of Reporting Persons. Great Hill Equity Partners III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,169,496

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 17,169,496

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,169,496

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 38.55%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 523234102

1.	Names of Reporting Persons. Great Hill Partners GP III, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,169,496

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 17,169,496

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,169,496

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 38.55%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 523234102

1.	Names of Reporting Persons. GHP III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,169,496

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 17,169,496

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,169,496

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 38.55%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 523234102

1.	Names of Reporting Persons. Christopher S. Gaffney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,241,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 17,241,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,241,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.71%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 523234102

1.	Names of Reporting Persons. John G. Hayes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,241,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 17,241,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,241,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 38.71%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 523234102

1.	Names of Reporting Persons. Matthew T. Vettel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,169,496

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 17,169,496

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,169,496

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 38.55%

14.	Type of Reporting Person (See Instructions) IN

Introductory Note

The purpose of this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is to report the Reporting Persons’ decrease in percentage ownership of the Issuer.  The outstanding shares of Common Stock increased to 38,227,343 as of October 29, 2010, thereby resulting in the aggregate percentage ownership which may be deemed indirectly beneficially owned by certain Reporting Persons decreasing from approximately 39.92% to approximately 38.71%.  The Reporting Persons have not acquired or disposed of any shares of the Issuer’s Common Stock since the transactions previously reported on Schedule 13D filed by the Reporting Persons on March 19, 2010.

This Amendment No. 1 amends the Schedule 13D filed by the Reporting Persons on March 19, 2010 (the “Schedule 13D” and together with Amendment No. 1, the “Statement”).  This Amendment No. 1 is being filed on behalf of the following individuals and entities (the “Reporting Persons”): (i) Great Hill Investors, LLC, a Massachusetts limited liability company (“GHI”); (ii) Great Hill Equity Partners III, LP, a Delaware limited partnership (“GHEPIII”); (iii) Great Hill Partners GP III, LP, a Delaware limited partnership (“GHEPIIIGP”); (iv) GHP III, LLC, a Delaware limited liability company (“GHPIII”); (v)  Christopher S. Gaffney (“Gaffney”); (vi) John G. Hayes (“Hayes”); and (vii) Matthew T. Vettel (“Vettel”).

Item 1.	Security and Issuer

Item 1 is amended and restated in its entirety as follows:

This Statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of LECG Corporation, a corporation organized under the laws of the state of Delaware (the “Company” or the “Issuer”), with its principal executive offices located at 2000 Powell St., Suite 600, Emerville, CA 94608. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended by replacing each Reporting Person’s ownership percentage listed therein with the corresponding ownership percentage set forth in line 13 of such Reporting Person’s cover page hereto.

Based upon the number of shares Common Stock outstanding as of October 29, 2010: (i) the percentage ownership represented by the 71,504 shares of Common Stock directly beneficially owned by GHI decreased from approximately 0.19% to approximately 0.16%; (ii) the percentage ownership represented by the 17,169,496 shares of Common Stock directly beneficially owned by GHEPIII decreased from approximately 39.78% to approximately 38.55%; (iii) the percentage ownership represented by the 17,169,496 shares of Common Stock directly beneficially owned by GHEPIII of which GHEPIIIGP and GHPIII may be deemed to have sole power to direct the voting and disposition decreased from approximately 39.78% to approximately 38.55%; (iv) the percentage ownership represented by the 17,241,000 shares of Common Stock beneficially owned by GHPIII and GHI of which Gaffney and Hayes may be deemed to have  sole power to direct the voting and disposition decreased from approximately 39.92% to approximately 38.71%; and (v) the percentage ownership represented by the 17,169,496 shares of Common Stock beneficially owned by GHPIII of which Vettel may be deemed to have  sole power to direct the voting and disposition decreased from approximately 39.78% to approximately 38.55%.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended to add the following exhibits: Exhibit 6 Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: December 13, 2010

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, LP

By: GREAT HILL PARTNERS GP III, LP, its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, LP

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*

/s/ John G. Hayes
Name:	John G. Hayes*

/s/ Matthew T. Vettel
Name:	Matthew T. Vettel*

*By:	/s/ Laurie T. Gerber
Name:	Laurie T. Gerber
Title:	Attorney in Fact

EXHIBIT INDEX

Exhibit 6	Power of Attorney.